Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by Persons Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 9 November 2009 that, on 9 November 2009, the following PDMRs acquired ordinary shares in the capital of the Company at a price of £7.58 per share through participation in the Company’s all-employee share incentive plan.

Stefan Bomhard Chris Van Steenbergen	18 shares 18 shares

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

10 November 2009